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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                        For the month of November 2002

                      Sparkling Spring Water Group Limited

           19 Fielding Avenue, Dartmouth, Nova Scotia, Canada B3B 1C9
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                          Form 20-F X   Form 40-F
                                   ---           ---


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]


                               Yes     No X
                                  ---    ---

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PRESS RELEASE (For Immediate Release)                          November 15, 2002


              SPARKLING SPRING WATER GROUP LIMITED ANNOUNCES THIRD
                     QUARTER REVENUE, EBITDA AND NET INCOME
                          (ALL CURRENCY AMOUNTS IN US$)

Halifax, N.S. - Sparkling Spring Water Group Limited ("SSW Group" or "the Company"), a subsidiary of Sparkling Spring Water Holdings Limited ("SSW Holdings"), announced that third quarter 2002 revenue increased 2.4% to $21.6 million, from $21.1 million in 2001 and third quarter EBITDA increased 8.7% to $7.2 million, from $6.6 million in the third quarter of 2001. For the third quarter of 2002, the Company recorded net income of approximately $948,000 compared to a net loss of $752,000 in the third quarter of 2001. The Company's water cooler rental and customer location base ended the third quarter at 218,000, up 4.8% from a base of 208,000 at the end of the third quarter in 2001.

The Company calculates EBITDA as its operating profit before depreciation, amortization, and integration and related expenses. The third quarter 2001 EBITDA excluded integration and restructuring charges of $1 million compared to an exclusion of $80,000 in the third quarter of 2002. The Company's third quarter 2002 operating results were driven by operating efficiencies achieved through the integration of the acquisitions completed in 2001 and by a shift in product mix towards its home and office delivery business and away from water sold in small packages. Revenue growth and EBITDA benefited in the third quarter by $0.5 million and $0.4 million respectively as the increase in the British Pound offset a decline in the value of the Canadian Dollar. The EBITDA margin for the quarter increased to 33.2%, up from 31.3% for the corresponding quarter in 2001.

For year-to-date ended September 30, 2002, the Company had revenues of $59.2 million and EBITDA of $19.5 million compared to revenues of $57.7 million and EBITDA of $16.8 million for the nine months ended September 30, 2001. The Company has recorded net income of $2.0 million for year-to-date 2002 compared to a net loss of $3.2 million for the same period last year.

SSW Holdings, parent of SSW Group had revenues of $77.7 million and net income before extraordinary items of $1.6 million for the nine months ended September 30, 2002 which was up from $69.6 million and a net loss before extraordinary items of $4.3 million for the year-to-date period in 2001. On November 12, 2002, SSW Holdings announced that it had entered into a definitive agreement for the sale of all of its outstanding stock to Groupe Danone. The sale, which is subject to customary conditions, is expected to close shortly after receipt of regulatory approvals.

SSW Group is owned by SSW Holdings, a producer and distributor of bottled water to home and office markets in Western Canada, the Maritime Provinces of Canada, England, Scotland and the Pacific Northwestern United States. SSW Holdings is a leading producer and distributor of bottled water to the home and office segment and serves over 270,000 customer locations. SSW Holdings does business as "Nature Springs" in England, "Water at Work" in Scotland, "Mardeau" and "Sun Spring" in the Netherlands, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs", and "Polaris" in British Columbia, Canada, "Canadian Springs", "Cool Spring", and "Sparta" in Alberta, Canada and in the United States, "Crystal Springs", "Cullyspring", and "Pure Water" in Washington, "Crystal Springs" in Oregon, and "Whistler Water", "Canadian Spring" and "Polaris" among other brands around the world.

The statements contained in this Press Release regarding the anticipated sale of the company, the conditions to the consummation of such sale and the impact of the proposed change of control upon the company's operations are forward looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in such statements. Results could be affected by, among other things, the regulatory environment and the actions of regulators relating to the proposed sale, unforeseen circumstances which could cause the conditions to either party's obligations to complete the acquisition not to be satisfied, and other variables generally affecting the company's future business. Investors also should consider other risks and uncertainties described in further detail in documents filed by the Company with the Securities and Exchange Commission.

CONTACT:
DILLON SCHICKLI
604-232-7666
ROBIN CHAKRABARTI
604-232-7611